[Letterhead of Winston & Strawn LLP]

November 26, 2008

BY FEDERAL EXPRESS

Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:          Advanced Life Sciences Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on November 26, 2008
File No. 333-154579

Dear Mr. Riedler:

On behalf of Advanced Life Sciences Holdings, Inc. (the “Company”), I enclose for your review Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”).  The Company has filed concurrently an electronic version of Amendment No. 2 through the EDGAR system of the Securities and Exchange Commission.  The enclosed copies of Amendment No. 2 are marked to show changes made to the Company’s Amendment No. 1 to the Registration Statement filed on Form S-3 on Form S-1 filed with the Commission on November 19, 2008 (the “Registration Statement”).

Please note that the Amendment does the following:

•      Includes the calculation of registration fee table on the cover of the registration statement;

•      Updates the Undertakings in accordance with the requirements of Item 512 of Regulation S-K for Registration Statements on Form S-1; and

•      Makes a clarifying change to the Use of Proceeds section making it clear that at the current prevailing market price for its common stock the Company has not registered sufficient stock to raise the maximum $15 million available under the Standby Equity Distribution Agreement.

If you should have any questions or comments about any of the items contained in this letter, please call me at (312) 558-8314.

Sincerely,

/s/ Brendan J. Geary
Brendan J. Geary

cc:	R. Cabell Morris, Jr.
Michael T. Flavin